K&L Gates LLP 300 South Tryon Street, suite 1000 Charlotte, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

September 22, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento and Jeffrey Gabor

Re:	MDxHealth SA Draft Registration Statement on Form F-1 Filed August 9, 2021 CIK No. 0001872529

Dear Ms. Sarmento and Mr. Gabor:

On behalf of MDxHealth SA (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on September 7, 2021 with respect to the Company’s draft registration statement on Form F-1 (CIK No. 0001872529) (the “Draft Registration Statement”) relating to the contemplated registration and offering (the “Offering”) of ordinary shares (represented by American Depositary Shares, no nominal value per share) as described therein. Simultaneously with the submission of this letter, the Company is submitting an amended draft registration statement (the “Amended Draft Registration Statement”) responding to the Staff’s comments as noted below. The bold text below comprises the Staff’s comments and the regular text constitutes the Company’s responses thereto.

Cover Page

1.	We note that you intend to disclose the last reported sale price of your ordinary shares on Euronext Brussels on the cover page, and your disclosure that the final offering price will be determined through negotiations with the underwriters by reference to the prevailing market prices of your ordinary shares on Euronext Brussels after taking into account market conditions and other factors. Please confirm that the U.S. IPO price will be substantially similar to the Euronext Brussels trading price, converted to U.S. dollars at the most recent exchange rate. If you intend to price the securities based on the Euronext Brussels market price, you may also disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. Alternatively, if you expect that the U.S. IPO price will not be substantially similar to the Euronext Brussels trading price, please disclose on the cover page a bona fide price range for the offered securities. See Item 501(b)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company expects that the initial offering price will be based on a nominal discount to the market trading price of the ordinary shares on Euronext Brussels (after giving effect to the ADS-to-share ratio), converted to U.S. dollars at the most recent exchange rate, as disclosed on the prospectus cover page.

Market and Industry Data, page iii

2.	Your statements that (i) you have not independently verified the market and industry data obtained from third-party sources, (ii) you do not make any representation or warranty as to the accuracy or completeness of this information (even if you believe it to be reliable), and (iii) neither your internal research nor the definition of your market and industry have been verified by any independent source may imply an inappropriate disclaimer of responsibility with respect to the third party information and internal research. Please either delete these statements or specifically state that you are liable for such information.

Revisions responding to this comment have been made on page iii of the Amended Draft Registration Statement.

Prospectus Summary

Overview, Page 1

3.	Please revise this section to disclose (i) that your SelectMDx and ConfirmMDx testing services are not FDA approved, (ii) that you have chosen to commercialize them as laboratory developed tests following the CLIA certification and inspection pathway and (iii) the potential impact to your business should the FDA require filings, clearance or approval for your products or product candidates in the future.

Disclosure responding to this comment has been added on pages 1 and 2 of the Amended Draft Registration Statement.

4.	Please make it clear in this section that your SelectMDx test is not currently covered by Medicare. Please also make it clear here and throughout the prospectus where you discuss Medicare coverage and reimbursement for SelectMDx that there is no guarantee that it will be covered or reimbursed by Medicare in the future.

Disclosure responding to this comment has been added on pages 1, 5, 49, 50, and 71 of the Amended Draft Registration Statement.

Commercial Products, page 2

5.	Please substantiate your statements that your SelectMDx test has a best-in-class 95% negative predictive value and that your ConfirmMDx test has a best-in-class 96% negative predictive value.

In response to this comment, the “best-in-class” descriptors for the SelectMDx and ConfirmMDx tests have been removed from the Amended Draft Registration Statement.

Market Opportunity, page 4

6.	Please disclose any material assumptions and limitations associated with your market estimates.

Disclosure responding to this comment has been added on page 4 of the Amended Draft Registration Statement.

Implications of Being an Emerging Growth Company, page 6

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and supplementally is providing, and will provide, to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

Intellectual Property, page 60

8.	Please disclose the expiration dates for your material owned or licensed patents.

Disclosure responding to this comment has been added on page 61 of the Amended Draft Registration Statement.

Collaboration and License Agreements, page 61

9.	We note your disclosure that you have entered into numerous agreements with universities and companies for in-licensing intellectual property. With respect to each material license agreement, please revise to disclose in this section the nature and scope of intellectual property transferred, each parties’ rights and obligations, the duration of the agreement, the royalty term, the termination provisions, and the following payment provisions:

●	Up-front or execution payments received or paid;

●	Aggregate amounts paid or received to date under the agreement;

●	Aggregate future potential milestone payments to be paid or received;

●	Royalty rates or a royalty range;

●	Profit or revenue-sharing provisions; and

●	Minimum purchase requirements if the agreement involves manufacturing.

Please also file these agreements as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K.

The Company has only one material license agreement pursuant to which it in-licenses intellectual property utilized in its commercialized tests. This license agreement and an amendment thereto were filed as Exhibits 10.11 and 10.12 to the Draft Registration Statement (collectively, the “Filed License Agreement”). Disclosure regarding the material terms of this agreement has been added on page 62 of the Amended Draft Registration Statement.

The Company respectfully submits that it is not party to any other material license agreements. Item 601(b)(10) of Regulation S-K states in relevant part that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant . . . it will be deemed to have been made in the ordinary course of business and need not be filed unless it [is] a contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or … license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

As a precision diagnostics company that has been focused on seeking to develop a variety of potential products over a number of years, license agreements are contracts that ordinarily accompany the kind of business conducted by the Company and are only required to be described and filed as exhibits to the Draft Registration Statement if the Company’s business substantially depends on them to a material extent. Other than the Filed License Agreement, the Company is not party to any license agreement that is material to its commercial products. Therefore, although the Company is party to a variety of other ordinary course license agreements it is in no way “substantially dependent” upon any such agreements and none of them is a material license agreement that is required to be described or filed as an exhibit to the Draft Registration Statement.

Principal Shareholders, page 104

10.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by MVM Partners LLP and Valiance Asset Management Limited.

The Company respectfully notes that it believes that no natural person or persons directly or indirectly exercise sole or shared voting or dispositive power with respect to the shares held by MVM Partners LLP and Valiance Asset Management Limited (the “Entities”) and, therefore, no such persons are required to be named.

The Company has been informed that voting and investment power over the shares managed by the Entities is exercised jointly by three or more natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has a controlling decision and no individual natural person should be deemed a beneficial owner of the shares held by the Entities.

We believe this view is consistent with the Staff’s position in The Southland Corp. SEC No-Action Letter (July 8, 1987, publicly available August 10, 1987). In that No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. We also note that the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 5th Edition, in its analysis of beneficial ownership under Section 13(d) of the Exchange Act, based on The Southland Corp. No-Action Letter supports this view. As the “rule of three” is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities for purposes of Section 13(d) of the Exchange Act. Instruction 2 to Item 403 of Regulation S-K, promulgated under the Securities Act of 1933, as amended, provides that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act.

As discussed above, since the voting and dispositive power over the shares held by the Entities is exercised jointly by three or more managers and voting and disposition decisions require the approval of a majority of such managers, none of the managers would be deemed a beneficial owner for purposes of Section 13(d). As such, there are no natural persons that should be required to be named in the Amended Registration statement in connection to the shares held by the Entities.

Use of Proceeds, page 107

11.	Please revise the discussion to disclose the estimated net amount of the proceeds broken down into each principal intended use. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the order of priority of such purposes. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.

Disclosure responding to this comment has been added on page 109 of the Amended Draft Registration Statement.

Consolidated Financial Statements

Note 14. Loans, Borrowings and lease liabilities, page F-30

12.	On page 76, you discuss the Initial Convertible Loan, as well as, the additional convertible loan amount as a result of your October 2020 and April 2021 loan amendments. Please tell us, and revise if necessary, how you have accounted for these convertible loan balances. Please cite the accounting literature you relied upon in your response.

Initial Convertible Loan

As the Initial Convertible Loan relates to the drawdown fee, which was not payable in cash but remained outstanding as a “convertible loan” and does not relate to the €9 million Kreos loan facility itself, based on IAS 32.16 and IAS 32.28 it does not meet the definition of an equity component of a compound financial instrument.

Therefore, the Initial Convertible Loan was considered as a derivative financial instrument, separately to the host contract (i.e., the €9 million Kreos loan), with the following settlement options:

1.	a call option (equity conversion right); and
2.	a cancellation right

In accordance with IFRS 9.4.1.4. and IAS 32.26, these derivatives are to be accounted for as financial liabilities measured at fair value. However, as of December 31, 2019 and 2020 and June 30, 2020 and 2021 the fair value impact was not material.

2020 amendments – not considered as substantial modification (IFRS 9.B.3.3.6)

The 2020 amendment (October 2020) changed certain terms of the €9 million loan facility whereby €0.2 million of the €9 million is convertible in shares. Therefore, the convertible loan meets the criteria in IAS 32.16 and IAS 32.28 has been accounted for as a compound financial instrument whereby the residual equity component is not material.

2021 amendments – not considered as substantial modification (IFRS 9.B.3.3.6)

The 2021 amendment (April 2021) changed certain terms of the €9 million loan facility whereby an additional amount of €0.2 million of the €9 million is convertible in shares. Therefore, the convertible loan meets the criteria in IAS 32.16 and IAS 32.28 has been accounted for as a compound financial instrument whereby the residual equity component is not material.

Further disclosure responding to this comment has been added on page F-9 (2021 midyear financial statements) and page F-42 (2020 annual financial statements) of the Amended Draft Registration Statement.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark Busch
Mark Busch

cc: Michael McGarrity, Chief Executive Officer

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